Filed by Silver Spike Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Chicago Atlantic Loan Portfolio, LLC

Silver Spike Investment Corp. Reports Fiscal Year End 2023 Financial Results

NEW YORK, March 27, 2024 (GLOBE NEWSWIRE) --- Silver Spike Investment Corp. (“SSIC” or the “Company”) (NASDAQ: SSIC), a specialty finance company that has elected to be regulated as a business development company, today announced its financial results for the fiscal year ended December 31, 2023.

Quarter Ended 12/31/23 Highlights

•	Total investment income of $3.6 million

•	Net investment income of $1.7 million, or $0.28 per share

•	Investment portfolio of $54.1 million at fair value

•	Net asset value (“NAV”) per share decreased from $14.06 on September 30, 2023 to $13.77 on December 31, 2023

•	A cash dividend of $0.25 per share was declared. The dividend is payable on March 28, 2024 to stockholders of record on March 20, 2024.

Scott Gordon, Chairman and Chief Executive Officer of the Company, commented “We are pleased to have announced a dividend of $0.25 per share. Despite the continued challenging environment for cannabis operators and investors, we are pleased with the continued strong performance of our portfolio companies and remain encouraged by signs of improved market dynamics for several state markets. We anticipate more attractive debt-related investment opportunities with favorable risk/reward characteristics throughout the remainder of 2024, and we will seek to add investments to the portfolio in a disciplined manner.”

Loan Portfolio Acquisition Agreement

On February 20, 2024, the Company announced that it entered into a definitive agreement to purchase from Chicago Atlantic Loan Portfolio, LLC (“CALP”) a portfolio of loans (the “CALP Loan Portfolio”) in exchange for newly issued shares of the Company’s common stock, subject to certain customary closing conditions (the “Loan Portfolio Acquisition”).

Results of Operations

For the three months ended December 31, 2023, total investment income was $3.6 million. This compares to total expenses of $1.9 million, which includes $0.7 million of expenses related to the Loan Portfolio Acquisition, resulting in net investment income of approximately $1.7 million, or $0.28 per share.

The Company recorded a net unrealized gain of $0.8 million during the quarter ended December 31, 2023, primarily related to the fair valuation of our debt investments. The Company generated a net increase in net assets from operations of $2.5 million, or $0.40 per share.

Net Asset Value

As of December 31, 2023, NAV per share decreased to $13.77, compared to $14.06 as of September 30, 2023. The decrease in NAV per share was primarily driven by dividend payments. Total net assets as of December 31, 2023 were $85.6 million, compared to $87.4 million as of September 30, 2023.

Portfolio and Investment Activity

•	As of December 31, 2023, the Company’s investment portfolio had an aggregate fair value of approximately $54.1 million, comprising $46.0 million in secured loans in three portfolio companies and $8.1 million in secured notes in two portfolio companies.

•	During the quarter ended December 31, 2023, the Company made no investments.

•	During the quarter ended December 31, 2023, the Company received full repayment on one of its secured loan investments.

•	As of December 31, 2023, there were no loans on non-accrual status.

Liquidity and Capital Resources

As of December 31, 2023, the Company had $32.6 million in available liquidity, comprising $32.6 million in cash equivalents.

Dividend

The Company’s Board of Directors declared a cash dividend of $0.25 per share.

The following are the key dates for the dividend:

Record Date	March 20, 2024
Payment Date	March 28, 2024

The Company has adopted a dividend reinvestment plan (“DRIP”) that provides for reinvestment of dividends on behalf of its stockholders, unless a stockholder elects to receive cash. As a result, when the Company declares a cash dividend, stockholders who have not “opted out” of the DRIP in accordance with the terms of the DRIP and the procedures of their broker or other financial intermediary will have their cash dividends automatically reinvested in additional shares of the Company’s common stock. A stockholder whose shares are held by a broker or other financial intermediary should contact their broker or other financial intermediary as soon as possible in order to determine the time by which the stockholder must take action in order to receive dividends in cash.

Conference Call

The Company will host a conference call and webcast to discuss the Company's fiscal year end 2023 financial results at 8:00 a.m. Eastern Time on Thursday, March 28, 2024. Participants may register for the call here. A live webcast of the call will also be available on the Company’s website at ssic.silverspikecap.com.

The presentation to be used in connection with the conference call and webcast will be available at ssic.silverspikecap.com.

A replay of the call will be available at ssic.silverspikecap.com by end of day March 28, 2024.

About Silver Spike Investment Corp.

The Company is a specialty finance company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, and has elected to be treated as a regulated investment company for U.S. federal income tax purposes. The Company’s investment objective is to maximize risk-adjusted returns on equity for its shareholders by investing primarily in direct loans to privately held middle-market companies, with a focus on cannabis companies and other companies in the health and wellness sector. The Company is managed by Silver Spike Capital, LLC, an investment manager focused on the cannabis and alternative health and wellness industries. For more information, please visit ssic.silverspikecap.com.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of the Company or the Loan Portfolio Acquisition. The forward-looking statements may include statements as to: future operating results of the Company and distribution projections; business prospects of the Company and the prospects of its portfolio companies; and the impact of the investments that the Company expects to make. In addition, words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Loan Portfolio Acquisition closing; (ii) the ability to realize the anticipated benefits of the Loan Portfolio Acquisition; (iii) the percentage of Company stockholders voting in favor of the proposals submitted for their approval; (iv) the possibility that competing offers or acquisition proposals will be made; (v) the possibility that any or all of the various conditions to the consummation of the Loan Portfolio Acquisition may not be satisfied or waived; (vi) risks related to diverting management’s attention from ongoing business operations; (vii) the risk that stockholder litigation in connection with the Loan Portfolio Acquisition may result in significant costs of defense and liability; (viii) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (ix) risks associated with possible disruption in the operations of the Company or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or global health pandemics, such as the COVID-19 pandemic; (x) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xi) changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets that could result in changes to the value of the Company’s assets; (xii) elevating levels of inflation, and its impact on the Company, on its portfolio companies and on the industries in which it invests; (xiii) the Company’s plans, expectations, objectives and intentions, as a result of the Loan Portfolio Acquisition; (xiv) the future operating results and net investment income projections of the Company; (xv) the ability of Silver Spike Capital, LLC (the “Adviser”) to locate suitable investments for the Company and to monitor and administer its investments; (xvi) the ability of the Adviser or its affiliates to attract and retain highly talented professionals; (xvii) the business prospects of the Company and the prospects of its portfolio companies; (xviii) the impact of the investments that the Company expects to make; (xix) the expected financings and investments and additional leverage that the Company may seek to incur in the future; (xx) conditions in the Company’s operating areas, particularly with respect to business development companies or regulated investment companies; (xxi) the ability of CALP to obtain the necessary consents for, or otherwise identify and obtain additional loans for including in the CALP Loan Portfolio; (xxii) the regulatory requirements applicable to the transaction and any changes to the transaction necessary to comply with such requirements; (xxiii) the satisfaction or waiver of the conditions to the consummation of the transaction, and the possibility in that in connection that the closing will not occur or that it will be significantly delayed; (xxiv) the realization generally of the anticipated benefits of the Loan Portfolio Acquisition and the possibility that the Company will not realize those benefits, in part or at all; (xxv) the performance of the loans included in the CALP Loan Portfolio, and the possibility of defects or deficiencies in such loans notwithstanding the diligence performed by the Company and its advisors; (xxvi) the ability of the Company to realize cost savings and other management efficiencies in connection with the transaction as anticipated; (xxvii) the reaction of the trading markets to the transaction and the possibility that a more liquid market or more extensive analyst coverage will not develop for the Company as anticipated; (xxviii) the reaction of the financial markets to the transaction and the possibility that the Company will not be able to raise capital as anticipated; (xxix) the diversion of management’s attention from the Company’s ongoing business operations; (xxx) the risk of stockholder litigation in connection with the transaction; (xxxi) the strategic, business, economic, financial, political and governmental risks and other risk factors affecting the business of the Company and the companies in which it is invested as described in the Company’s public filings with the SEC and (xxxii) other considerations that may be disclosed from time to time in the Company’s publicly disseminated documents and filings. The Company has based the forward-looking statements included in this communication on information available to it on the date of this communication, and it assumes no obligation to update any such forward-looking statements. Although the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that the Company may make directly to you or through reports that the Company in the future may file with the SEC, including the Proxy Statement/Prospectus, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Company and CALP, along with the related proposals for which stockholder approval will be sought. In connection with the proposals, the Company intends to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a proxy statement and a prospectus of the Company (the “Proxy Statement/Prospectus”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE

LOAN PORTFOLIO ACQUISITION AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, or from the Company’s website at ssic.silverspikecap.com.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management and employees of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Loan Portfolio Acquisition. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company stockholders in connection with the Loan Portfolio Acquisition will be contained in the Proxy Statement/Prospectus when such document becomes available. This document may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in the Company or in any fund or other investment vehicle managed by the Adviser or any of its affiliates.

Contacts

Investors:

Bill Healy
Bill@silverspikecap.com

212-905-4933

SILVER SPIKE INVESTMENT CORP.

Statements of Assets and Liabilities

	December 31, 2023	December 31, 2022

ASSETS
Investments at fair value:
Non-control/non-affiliate investments at fair value (amortized cost of $53,471,317 and $50,527,898, respectively)	$54,120,000	$50,254,550
Cash and cash equivalents	32,611,635	35,125,320
Interest receivable	1,755,360	1,559,081
Prepaid expenses	39,276	32,323
Other assets	50,000	-
Total assets	88,576,271	86,971,274

LIABILITIES
Income-based incentive fees payable	1,511,253	-
Transaction fees payable related to the Loan Portfolio Acquisition	711,264	-
Management fee payable	257,121	170,965
Audit fees payable	123,998	50,000
Directors fees payable	94,760	32,049
Capital gains incentive fees payable	87,583	-
Administrator fees payable	86,463	57,306
Legal fees payable	84,824	42,215
Valuation fees payable	24,675	-
Professional fees payable	17,233	28,744
Other payables	13,822	33,663
Excise tax payable	10,655	80,566
Distributions payable	2	-
Due to affiliate	-	37
Total liabilities	3,023,653	495,545

Commitments and contingencies (Note 6)

NET ASSETS
Common Stock, $0.01 par value, 100,000,000 shares authorized, 6,214,941 and 6,214,672 shares issued and outstanding, respectively	62,149	62,147
Additional paid-in-capital	85,041,203	84,917,788
Distributable earnings	449,266	1,495,794
Total net assets	$85,552,618	$86,475,729
NET ASSET VALUE PER SHARE	$13.77	$13.91

SILVER SPIKE INVESTMENT CORP.

Statements of Operations

	Year Ended December 31, 2023	For the period from April 1, 2022 through December 31, 2022	Year Ended March 31, 2022
INVESTMENT INCOME
Non-control/non-affiliate investment income
Interest income	$11,736,649	$3,626,792	$10,073
Fee income	196,251	410,000	-
Total investment income	11,932,900	4,036,792	10,073

EXPENSES
Income-based incentive fees	1,511,253	-	-
Management fee	1,013,764	336,432	-
Transaction expenses related to the Loan Portfolio Acquisition	711,264	-	-
Audit expense	499,698	210,284	40,000
Legal expenses	343,824	484,412	34,069
Administrator fees	335,253	171,494	47,151
Insurance expense	269,719	228,288	46,488
Director expenses	200,955	99,845	-
Valuation fees	115,985	-	-
Capital gains incentive fees	87,583	-	-
Other expenses	85,953	122,070	6,808
Professional fees	70,150	70,264	34,920
Custodian fees	48,000	36,150	36,000
Excise tax expense	10,655	80,566	-
Organizational expenses	-	-	328,002
Total expenses	5,304,056	1,839,805	573,438

NET INVESTMENT INCOME (LOSS)	6,628,844	2,196,987	(563,365)

NET REALIZED GAIN (LOSS) FROM INVESTMENTS
Non-controlled/non-affiliate investments	(210,767)	-	-
Net realized gain (loss) from investments	(210,767)	-	-

NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) FROM INVESTMENTS
Non-controlled/non-affiliate investments	922,031	(273,348)	-
Net change in unrealized appreciation (depreciation) from investments	922,031	(273,348)	-
Net realized and unrealized gains (losses)	711,264	(273,348)	-

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$7,340,108	$1,923,639	$(563,365)

NET INVESTMENT INCOME (LOSS) PER SHARE — BASIC AND DILUTED	$1.07	$0.35	$(0.64)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS PER SHARE — BASIC AND DILUTED	$1.18	$0.31	$(0.64)
WEIGHTED AVERAGE SHARES OUTSTANDING — BASIC AND DILUTED	6,214,682	6,214,672	877,409